UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number 001-38332

QIAGEN N.V.

(Translation of registrant’s name into English)

Hulsterweg 82

5912 PL Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On July 16, 2020, Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), and QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“QIAGEN”), entered into an Amendment (the “Amendment”) to the Business Combination Agreement, dated March 3, 2020, by and between QIAGEN and Thermo Fisher (the “BCA”), relating to the tender offer by Quebec B.V. (“Bidder”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Thermo Fisher, for all issued ordinary shares, par value €0.01 per share (the “QIAGEN Shares”), of QIAGEN (the “Offer”).

The Amendment provides for, among other things, an increase to the offer price from EUR 39.00 per QIAGEN Share to EUR 43.00 per QIAGEN Share, and a reduction of the minimum acceptance threshold from 75% to 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the acceptance period for the Offer (the “Acceptance Period”), excluding, for the avoidance of doubt, any QIAGEN Shares held by QIAGEN in treasury at the end of the Acceptance Period.

Pursuant to and subject to the terms of the Amendment, QIAGEN has agreed to pay to Thermo Fisher an expense reimbursement payment of $95 million in cash under certain circumstances if the minimum acceptance threshold is not satisfied by the end of the Acceptance Period.

Thermo Fisher will make available an amendment to the Offer Document to effect the amendment of the terms of the Offer under applicable securities laws. As a result of the amendment to the Offer Document, the Acceptance Period will be extended by two (2) weeks pursuant to the German Securities Acquisition and Takeover Act and will expire on August 10, 2020, 24:00 hours (Frankfurt am Main local time) / 18:00 hours (New York City local time).

The Supervisory Board and Managing Board of QIAGEN (the “Boards”) unanimously approved the Amendment and unanimously recommend that QIAGEN Shareholders accept the Offer and tender their QIAGEN Shares in the Offer. QIAGEN expects promptly (i) to publish in Germany a supplement to its Joint Reasoned Position Statement (the “Supplement”) and (ii) to file the Supplement as part of an amendment to its Schedule 14D-9 in the United States. The Supplement and amended Schedule 14D-9 will provide detailed information about the factors considered by the Boards in their recommendation with respect to the revised transaction.

On July 16, 2020, Thermo Fisher and QIAGEN issued a joint press release announcing the execution of the Amendment. A copy of the press release is attached hereto as Exhibit 99.1.

The foregoing description of the Amendment is only a summary of certain material provisions thereof, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Other than as expressly modified by the Amendment, the BCA remains in full force and effect as originally executed.

Forward-looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties, including statements about expected revenue growth and long-term impacts of the COVID-19 pandemic. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the duration and severity of the COVID-19 pandemic; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the proposed transaction, may not materialize as expected; the proposed transaction not being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, QIAGEN’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed transaction; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended March 28, 2020, which are on file with the U.S. Securities and Exchange Commission (“SEC”) and available in the “Investors” section of Thermo Fisher’s website, ir.thermofisher.com, under the heading “SEC Filings,” and in any subsequent Quarterly Reports on Form 10-Q and other documents Thermo Fisher files with the SEC, and in QIAGEN’s Annual Report on Form 20-F for the year ended December 31, 2019, which is on file with the SEC and available in the “Investor Relations” section of QIAGEN’s website, corporate.qiagen.com/investor-relations, under the heading “Financial Reports,” and in any subsequent Quarterly Reports on Form 6-K and other documents QIAGEN files or furnishes with the SEC. While Thermo Fisher or QIAGEN may elect to update forward-looking statements at some point in the future, Thermo Fisher and QIAGEN specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Thermo Fisher’s or QIAGEN’s views as of any date subsequent to today.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher or its acquisition subsidiary file with the SEC and publish in Germany. The terms and conditions of the tender offer are published in, and the offer to purchase ordinary shares of QIAGEN is made only pursuant to, the offer document as permitted for publication by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and related offer materials prepared by Thermo Fisher and its acquisition subsidiary. The offer document and related offer materials have been published in Germany and filed with the SEC in a tender offer statement on Schedule TO on May 18, 2020, as amended from time to time. QIAGEN has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer on May 18, 2020, as amended from time to time; in addition, QIAGEN has published a document combining the recommendation statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) and the position statement (gemotiveerde standpuntbepaling) pursuant to Section 18 and appendix G of the Dutch Decree on Public Takeovers (Besluit Openbare Biedingen). The offer document for the tender offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the tender offer, among other things, are published on the internet at https://corporate.thermofisher.com/en/offer.html.

Acceptance of the tender offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the tender offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

THE TENDER OFFER MATERIALS (INCLUDING THE OFFER DOCUMENT, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SEC. 27 WPÜG AND POSITION STATEMENT (GEMOTIVEERDE STANDPUNTBEPALING) PURSUANT TO SECTION 18 AND APPENDIX G OF THE DUTCH DECREE ON PUBLIC TAKEOVERS (BESLUIT OPENBARE BIEDINGEN), AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION. INVESTORS AND

SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY, AND NOT THIS DOCUMENT, GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials, including the offer document and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement and other documents filed with the SEC by Thermo Fisher or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at QIAGEN’s website at www.qiagen.com or by contacting QIAGEN’s investor relations department at 240-686-2222 or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, Thermo Fisher’s tender offer statement and other documents filed with the SEC are available at https://ir.thermofisher.com/investors. Furthermore, copies of the offer document are also available free of charge by contacting D.F. King & Co., Inc., Thermo Fisher’s information agent for the tender offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 16, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Press Release of Thermo Fisher Scientific Inc. and QIAGEN N.V., dated July 16, 2020

99.2	Amendment to the Business Combination Agreement, dated as of July 16, 2020, between Thermo Fisher Scientific Inc. and QIAGEN N.V.*

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, that QIAGEN may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.